Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

October 21, 2025.

Item 3	News Release

The press release attached as Schedule “A” was released on October 21, 2025 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

October 21, 2025.

Schedule “A”

Bitfarms Announces Closing of US$500 Million of Convertible Senior Notes

●	Opportunistic capital raise for general corporate purposes

●	Bitfarms used cash on hand to purchase capped calls to offset economic dilution up to a cap of 125% premium to the last reported sale price of Bitfarms’ common shares on Nasdaq on the date of pricing

Toronto, Ontario and New York, New York (October 21, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a North American energy and digital infrastructure company (“Bitfarms” or the “Company”), today announced that it has closed its offering of US$588 million aggregate principal amount of 1.375% convertible senior notes due 2031 (the “Convertible Notes”), which includes the exercise in full of the $88 million option granted to the initial purchasers of the Convertible Notes.

“I am happy to announce our tremendous success as a first-time issuer in the convertible bond market,” said Ben Gagnon, CEO. “We were able to upsize the deal while improving on pricing, preserving upside and minimizing potential economic dilution through a 125% capped call, and introduce many high-quality institutional partners into our cap table. The funds raised through these Convertible Notes have strengthened our balance sheet with cash, Bitcoin, and remaining funds available to draw under the Macquarie project facility to over US$1 billion. We now have the financial firepower and flexibility to move forward at full speed with our HPC/AI infrastructure developments in North America. I would like to thank everyone who participated in the deal – we look forward to working together as we execute on our exciting infrastructure pipeline.”

Summary of the Offering

●	Approximately US$568 million in net proceeds to Bitfarms, after deducting the initial purchasers’ discounts and commissions and estimated offering expenses, but before deducting the cost of the capped call transactions.

●	Interest coupon of 1.375% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2026.

●	The initial conversion rate for the Notes is 145.6876 common shares per US$1,000 principal amount of Convertible Notes, equivalent to an initial conversion price of approximately US$6.86 per common share (approximately 30% premium to the last reported sale price of US$5.28 per common share on the Nasdaq on October 16, 2025).

●	Bitfarms may settle conversions of the Convertible Notes in cash, common shares or a combination of cash and common shares, at its election. Bitfarms will have the right to redeem the Convertible Notes in certain circumstances and will be required to offer to repurchase the Convertible Notes upon the occurrence of certain events.

●	Prior to October 15, 2030, the Convertible Notes will be convertible only upon satisfaction of certain conditions and during certain periods, and thereafter, the Convertible Notes will be convertible at the option of holders at any time until the close of business on the scheduled trading day immediately preceding the maturity date.

●	The Convertible Notes will mature on January 15, 2031, unless earlier repurchased, redeemed or converted in accordance with their terms.

●	Bitfarms intends to use the net proceeds from the offering for general corporate purposes. Additionally, the Company used cash on hand to pay the cost of the capped call transactions.

●	The cap price of the capped call transactions is initially US$11.88 per common share, which represents a premium of 125% to the last reported sale price of US$5.28 per common share on the Nasdaq on October 16, 2025, and will be subject to customary anti-dilution adjustments under the terms of the capped call transactions.

Additional Information

The Convertible Notes and the common shares issuable upon the conversion thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), registered under any state securities laws, or qualified by a prospectus in any province or territory of Canada. The Convertible Notes and the common shares may not be offered, sold or delivered, directly or indirectly, in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Convertible Notes were offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). Offers and sales in Canada were made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

The Company is relying on the exemption under Section 602.1 of the Toronto Stock Exchange’s Company Manual (the “TSX manual”) available to Eligible Interlisted Issuers (as defined in the TSX manual) in respect of the offering.

This press release is neither an offer to sell, nor is it a solicitation of an offer to buy the Convertible Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Convertible Notes or any other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Bitfarms Ltd.

Bitfarms is a North American energy and digital infrastructure company that builds and operates vertically integrated, state-of-the-art data centers and energy infrastructure for high-performance computing and Bitcoin mining.

With a focus on U.S. growth, Bitfarms’ 1.3 GW energy pipeline is more than 80% U.S.-based and clustered in data center hotspots with robust access to power and fiber infrastructure.

Bitfarms was founded in 2017 and is a proven leader in digital infrastructure with operations throughout the Americas. Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and Toronto Stock Exchange.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding anticipated future events and expectations that are not historical facts, such as statements concerning the Company’s ability to satisfy the requirements to draw upon the Macquarie project facility in a timely manner, or at all, and the anticipated effects of the offering and the capped call transactions are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; an inability to satisfy the Panther Creek location related milestones which are conditions to loan drawdowns under the Macquarie Group financing facility; an inability to deploy the proceeds of the Macquarie Group financing facility to generate positive returns at the Panther Creek location; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the former Stronghold plants which entail environmental risk and certain additional risk factors particular to the former business and operations of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including Bitfarms’ ability to utilize an at-the-market offering program ( “ATM Program”) and the prices at which securities may be sold in such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; the risks of debt leverage and the ability to service and eventually repay the Macquarie Group financing facility; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; risks related to the Company ceasing to qualify as an “emerging growth company”; risks related to unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors; risks relating to lawsuits and other legal proceedings and challenges; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion and analysis for the year-ended December 31, 2024 and the management’s discussion and analysis for the three and six months ended June 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Laine Yonker

lyonker@bitfarms.com

Media Contact:

Caroline Brady Baker

cbaker@bitfarms.com

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